UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

FORM 11-K

(Mark One)

X ANNUAL REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934
[FEE REQUIRED]
For the fiscal year ended December 31, 2005.

OR

TRANSITION REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934
[NO FEE REQUIRED]
For the transition period from _______________ to _______________

Commission File Number: 1-4639

CTS CORPORATION RETIREMENT SAVINGS PLAN
(Title of Plan)

CTS Corporation	905 West Boulevard North Elkhart, IN 46514
(Issuer of Securities)	(Address of Principal Executive Offices)

Table of Contents

Report of Independent Registered Public Accounting Firm	1
Report of Independent Registered Public Accounting Firm	2

Financial Statements

Statements of net assets available for benefits	3
Statement of changes in net assets available for benefits	4
Notes to financial statements	5-9
Schedules

Schedule H, Line 4a - Delinquent participant contributions	10
Schedule H, Line 4i - Schedule of Assets Held at End of Year	11

Signatures	12

Exhibit Index	13
Consent of Independent Registered Public Accounting Firm
Consent of Independent Registered Public Accounting Firm

Report of Independent Registered Public Accounting Firm

To the Plan Administrator
CTS Corporation Retirement Savings Plan
Elkhart, Indiana

We have audited the accompanying statement of net assets available for benefits of CTS Corporation Retirement Savings Plan as of December 31, 2005, and the related statement of changes in net assets available for benefits for the year then ended. These financial statements are the responsibility of the Plan's administrator. Our responsibility is to express an opinion on these financial statements based on our audit.

We conducted our audit in accordance with auditing standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by the plan administrator, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the 2005 financial statements referred to above present fairly, in all material respects, the net assets available for benefits of the plan as of December 31, 2005, and the changes in net assets available for benefits for the year then ended in conformity with U.S. generally accepted accounting principles.

Our audit was performed for the purpose of forming an opinion on the basic financial statements taken as a whole. The supplemental schedules of assets held at end of year and delinquent participant contributions are presented for the purpose of additional analysis and are not a required part of the basic financial statements but is supplementary information required by the United States Department of Labor's Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. The supplemental schedules are the responsibility of the Plan's administrator. The supplemental schedules have been subjected to the auditing procedures applied in the audit of the basic financial statements and, in our opinion, are fairly stated in all material respects in relation to the basic financial statements taken as a whole.

/s/ McGladrey & Pullen, LLP
Elkhart, Indiana
June 12, 2006

Report of Independent Registered Public Accounting Firm

To the Participants and Plan Administrator
of the CTS Corporation Retirement Savings Plan

In our opinion, the accompanying statement of net assets available for benefits presents fairly, in all material respects, the net assets available for benefits of the CTS Corporation Retirement Savings Plan (the “Plan”) at December 31, 2004 in conformity with accounting principles generally accepted in the United States of America. This financial statement is the responsibility of the Plan’s management. Our responsibility is to express an opinion on this financial statement based on our audit. We conducted our audit of this statement in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statement is free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, and evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

/s/ PricewaterhouseCoopers LLP
Indianapolis, Indiana
June 23, 2005

CTS Corporation Retirement Savings Plan

Statements of Net Assets Available for Benefits
December 31, 2005 and 2004
	2005	2004

Assets:
Investments at fair value	$124,433,133	$134,488,792

Receivables:
Employer contributions	42,201	39,838
Participant contributions	97,461	93,251

Net assets available for benefits	$124,572,795	$134,621,881

See Notes to Financial Statements.

CTS Corporation Retirement Savings Plan
Statement of Changes in Net Assets Available for Benefits

Year Ended December 31, 2005

Investment Income:
Net appreciation in fair value of investments	$1,021,503
Interest	151,441
Dividends	2,823,924
3,996,868

Contributions:
Participants	4,016,520
Employee	1,731,216
Rollover	167,521
5,915,257

Total additions	9,912,125

Deductions:
Benefits paid	19,871,248
Administrative expenses	49,014
Other expenses	40,949
Total deductions	19,961,211

Net (decrease)	(10,049,086)

Net assets available for benefits:
Beginning of year	134,621,881

End of year	$124,572,795

See Notes to Financial Statements.

CTS Corporation Retirement Savings Plan

Notes to FInancial Statements

Note 1.     Plan Description

The following brief description of the CTS Corporation Retirement Savings Plan (the “Plan”) is provided for general information purposes only. Detailed information about the Plan is contained in the summary plan description which is available from the CTS Corporation (the “Company” or “Employer”) Human Resources Department.

General:

The Plan was established January 1, 1983 and provides the opportunity for eligible employees to make regular and systematic savings through salary reductions and to share a portion of the profits of the Company. The Plan is a defined contribution plan and is subject to Section 401(k) of the Internal Revenue Code (“IRC”) and the provisions of the Employee Retirement Income Security Act of 1974 (“ERISA”).

Participation:

In general, employees are eligible to participate upon employment with the Company. Active employees can enroll in the Plan at the beginning of any calendar quarter.

Contributions:

Employees may elect to contribute to the Plan, in 1 percent increments, amounts ranging from 1 percent to 35 percent of their gross pay. The Company makes matching contributions of 50 percent of participant’s voluntary contribution up to 6 percent of the participant’s eligible compensation. No Company matching contributions are made on employee contributions in excess of 6 percent. The Company provides supplemental contributions at the rate of 3 percent of compensation to non-exempt salaried and hourly employees not covered by a defined benefit plan. The Employer may also make an incentive contribution at the discretion of Company management. All contributions are invested according to the elections specified by each participant. The Plan currently offers a money market fund, thirteen mutual funds and Company common stock as investment options for participants.

Vesting:

Participants are immediately vested in their contributions plus actual earnings thereon. Company contributions vest at the rate of 20 percent for each year of employment and are fully vested after five years of employment.

Payment of benefits:

Following termination of service, if the participant’s vested account balance is less than $1,000, the participant must take a lump-sum distribution of their vested account balance. Otherwise, the participant may elect to receive a distribution of their vested account balance at any time. Active participants who have attained age 59-1/2 or meet certain hardship criteria may elect an in-service distribution. Distributions under the Plan can be in the form of a lump-sum payment, installment payments or an annuity or a combination of installment payments and an annuity.

CTS Corporation Retirement Savings Plan

Notes to Financial Statements

Participant accounts:

Each participant’s account is credited with the participant’s contribution and allocations of (a) the Company’s contributions and (b) Plan earnings (losses), and charged with an allocation of administrative expenses. Allocations are based on participant earnings or account balances, as defined by the Plan. Forfeited balances of terminated employees’ non-vested accounts are used to reduce future Company contributions. The benefit to which a participant is entitled is the benefit that can be provided from the participant’s vested account. For the years ended December 31, 2005 and 2004, there were $47,261 and $58,374, respectively, of non-vested forfeited accounts which were used to reduce Company contributions. At December 31, 2005 and 2004, $22,497 and $2,909, respectively, of non-vested forfeitures were available to reduce future Company contributions.

Participant loans:

Participants may borrow from their accounts a minimum of $1,000 to a maximum amount equal to the lesser of $50,000 or 50 percent of the vested portion of their account balance. The maximum term of a loan is five years. However, the Plan Administrator may extend the loan term beyond five years if the loan is used for the purpose of purchasing a principal residence. The loans bear interest at the prime rate, as published in The Wall Street Journal, as of the first day of the month in which the loan is granted, plus two percent. The loans are collateralized by the participants’ vested account balance.

Note. 2     Significant Accounting Policies

The following is a summary of the significant accounting policies followed in the preparation of the Plan’s financial statements:

Basis of accounting:

The accounts of the Plan are maintained on the accrual basis of accounting.

Use of estimates:

The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires the Plan Administrator to make significant estimates and assumptions that affect the reported amounts of net assets available for benefits and disclosures of contingent assets and liabilities at the date of the financial statements and the reported amounts of additions to and deductions from net assets available for benefits during the reporting period. Actual results could differ from those estimates.

Investments:

Investments in securities traded on a national securities exchange are valued at their quoted market price on the last trading day of the Plan year. Investments in mutual funds are credited with actual earnings on the underlying investments and are valued at the net asset value of shares as determined primarily by quoted market prices. Cash and cash equivalents are valued at cost, plus earnings. Participant loans are valued at cost which approximates fair value.

CTS Corporation Retirement Savings Plan

Notes to Financial Statements

The Plan presents in its statement of changes in net assets available for benefits the net appreciation (depreciation) in the fair value of its investments which consists of the realized gains or losses and the unrealized appreciation (depreciation) on those investments.

Payment of benefits:

Benefits are recorded when paid.

Expenses of the Plan:

Administrative expenses of the Plan are paid primarily by the Plan.

Risks and uncertainties:

The Plan provides for various investment options in combinations of stocks and mutual funds. Investment securities are exposed to various risks, such as interest rate, market and credit. Due to the level of risk associated with certain investment securities and the level of uncertainty related to changes in the value of investment securities, it is at least reasonably possible that changes in risks in the near term could materially affect participants’ account balances and the amounts reported in the statements of net assets available for benefits and the statement of changes in net assets available for benefits.

Note 3.     Administration of the Plan

JP Morgan Chase Bank is the Plan trustee. JP Morgan Retirement Plan Services, an agent of JP Morgan Chase Bank, is the depository for the Plan’s assets and invests funds in accordance with the Trust Agreement. The Plan Administrator is the CTS Corporation Benefit Plan Administration Committee.

CTS Corporation Retirement Savings Plan

Notes to Financial Statements

Note. 4     Investments

The investments reflected in the Statements of Net Assets Available for Benefits represent the total assets in the Plan as of December 31, 2005 and 2004. The following is a summary of the Plan’s participant-directed investments, at fair value, which were 5 percent or more of the Plan’s net assets at December 31:

	2005	2004

JP Morgan Prime Money Market Fund	$21,206,073	$23,097,276
CTS Corporation common stock	8,469,223	11,524,783
Mutual Funds:
American Century Ultra Fund	19,611,244	22,850,735
Gabelli Growth Fund	19,021,180	21,091,718
JP Morgan US Equity Fund	13,844,619
JP Morgan Diversified Equity Fund	8,468,942	9,300,317
*JP Morgan Intermediate Bond Fund	7,975,027	8,959,393
American Century International Growth Fund	7,347,226	6,894,599
**One Group Diversified Equity Fund	-	11,672,047

* One Group Intermediate bond Fund merged with JP Morgan Intermediate bond Fund in 1005, but kept the same ticker symbol.
** One Group Diversified Equity Fund merged with JP Morgan US Equity Fund in 2005.

During 2005, the Plan’s investments (including gains and losses and investments bought and sold, as well as held during the year) appreciated (depreciated) in value as follows:

CTS Corporation common stock	$(1,805,612)
Mutual Funds	2,827,115
$1,021,503

Note 5.     Plan Termination

Although it has not expressed any i ntent to do so, the Company has the right under the Plan to discontinue its contributions at any time and to terminate the Plan subject to the provisions of ERISA. In the event of termination or partial termination of the Plan, all affected participants will become fully vested in their accounts.

Note 6.     Tax Status

The Internal Revenue Service has determined and informed the Company by a letter dated August 21, 2002 that the Plan and related trust are designed in accordance with applicable sections of the IRC. The Plan has been amended since receiving the determination letter. However, the Plan Administrator believes that the Plan is designed and is currently being operated in compliance with the applicable requirements of the IRC.

CTS Corporation Retirement Savings Plan

Notes to Financial Statements

Note 7.     Party-In-Interest Transactions

Certain Plan investments held at December 31, 2005 and 2004 are shares of mutual funds managed by JP Morgan Chase Bank. JP Morgan Chase Bank is the trustee as defined by the Plan and, therefore, these transactions qualify as party-in-interest transactions.

In addition, certain Plan investments at December 31, 2005 and 2004 are shares of CTS Corporation common stock. At December 31, 2005 and 2004, fair value of the shares of common stock was $8,469,223 and $11,524,783, respectively. CTS Corporation is the Plan Sponsor as defined by the Plan and, therefore, transactions related to the common stock qualify as party-in-interest transactions.

The Company provides certain accounting, recordkeeping and administrative services to the Plan for which it receives no compensation.

Certain Plan investments at December 31, 2005 and 2004 were managed by agents of the trustee.

CTS Corporation Retirement Savings Plan

Schedule H, Line 4a - Delinquent Participant Contributions
December 31, 2005

	Participant Contributions Transferred Late to Plan	Total that Constitute Nonexempt Prohibited Transactions
	$ 4,796	$ 4,796

CTS Corporation Retirement Savings Plan

Schedule H, Line 4i - Schedule of Assets Held at End of Year
December 31, 2005 and 2004
(a)	(b) Identity of Issuer, Borrower, Lessor, or Similar Party	(c) Description of Investments Including Maturity Date, Rate of Interest, Collateral, Par or Maturity Value	(d) Cost	(e) Current Value

*	JP Morgan Chase Bank	Cash		$377

*	JP Morgan Prime Money Market Fund	Money Market Fund (21,206,073 units)	N/A	21,206,073
*	CTS Corporation	CTS Corporation common stock, no par value, (765,753 shares)	N/A	8,469,223
	Allegiant Core Equity Fund	Mutual Fund (27,849 units)	N/A	338,647
*	American Century Equity Index Fund	Mutual Fund (381,479 units)	N/A	1,899,768
*	American Century International Growth Fund	Mutual Fund (728,169 units)	N/A	7,347,226
*	American Century Large Company Value Fund	Mutual Fund (218,615 units)	N/A	1,420,998
*	American Century Small Company Fund	Mutual Fund (497,874 units)	N/A	4,869,208
*	American Century Strategic Allocation - Moderate Fund	Mutual Fund (123,319 units)	N/A	831,167
*	American Century Ultra Fund	Mutual Fund (651,753 units)	N/A	19,611,244
	GAMCO Growth Fund	Mutual Fund (660,228 units)	N/A	19,021,180
*	JP Morgan Diversified Equity Fund	Mutual Fund (602,343 units)	N/A	8,468,942
*	JP Morgan Intermediate Bond Fund	Mutual Fund (744,634 units)	N/A	7,975,027
*	JP Morgan US Equity Fund	Mutual Fund (1,260,894 units)	N/A	13,844,619
	Oakmark Equity and Income Fund	Mutual Fund (172,652 units)	N/A	4,312,841
	Royce Premier Fund	Mutual Fund (165,575 units)	N/A	2,776,687
				92,717,554

*	Participant loans	$2,039,906 principal amount, interest rates ranging from 5.00% to 11.50%, due from January 11, 2006 to March 6, 2015 (372 loans)	N/A	2,039,906
				$124,433,133

*	Party-in-interest
N/A = Investments are participant directed; therefore, cost is not applicable.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the Plan Administrator has duly caused this annual report to be signed on its behalf by the undersigned hereunto duly authorized.

CTS Corporation Retirement Savings Plan

/s/ James L. Cummins
James L. Cummins, Chairman
CTS Corporation
Benefit Plan Administration Committee

Dated: June 28, 2006

EXHIBIT INDEX

Exhibit Number	Description
23(a)	Consent of McGladrey & Pullen, LLP
23(b)	Consent of PricewaterhouseCoopers LLP

EXHIBIT 23(a)

CONSENT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

We consent to the incorporation by reference of our report, dated June 12, 2006, on the Financial Statements of CTS Corporation Retirement Savings Plan, which is included in this Annual Report on Form 11-K for the year ended December 31, 2005, into CTS Corporation’s Registration Statement on Form S-8 (File No. 333-106614) for the Plan.

/s/ McGladrey & Pullen, LLP
Elkhart, Indiana
June 27, 2006

EXHIBIT 23(b)

CONSENT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

We hereby consent to the incorporation by reference in the Registration Statement on Form S-8 (No. 333-106614) of CTS Corporation of our report dated June 23, 2005 relating to the 2004 financial statements of the CTS Corporation Retirement Savings Plan, which appears in this Form 11-K.

/s/ Pricewaterhousecoopers LLP
Indianapolis, Indiana
June 27, 2006